UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Duncan Energy Partners L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
265026 10 4
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
February 29, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Security and Issuer
Identity and Background
Source and Amount of Funds or Other Consideration
Purpose of the Transaction
Interest in Securities of the Issuer
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Material to be Filed as Exhibits
SIGNATURES
Joint Filing Agreement

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Dan L. Duncan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		103,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,454,671

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		103,100

WITH	10	SHARED DISPOSITIVE POWER

		5,454,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,454,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.9%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON DD Securities LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		103,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	103,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.5%

14	TYPE OF REPORTING PERSON

	OO- limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Dan Duncan LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 76 0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,351,571

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,351,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	OO- limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON EPE Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13 4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,351,571

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,351,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	OO-limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Enterprise GP Holdings L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20 2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,351,571

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,351,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Enterprise Products GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 76 0568221

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,351,571

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,351,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Enterprise Products Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 76 0568219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,351,571

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,351,571

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Enterprise Products OLPGP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 83 0378402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,351,571

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,351,571

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON Enterprise Products Operating LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0430539

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		5,351,571

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,351,571

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,351,571

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.4%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (“Schedule 13D/A”) relates to the common units representing limited partner interests (the “Common Units”) in Duncan Energy Partners L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 1100 Louisiana, 10th Floor, Houston, Texas 77002, and updates the Schedule 13D filed by Dan L. Duncan and his affiliates on February 15, 2007 (“Original Schedule 13D”). The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 5,454,671, which constitutes approximately 26.9% of the total number of Common Units outstanding.

Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D is hereby amended to read in its entirety as follows:
     This Schedule 13D/A is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DD Securities LLC, a Texas limited liability company (“DD Securities”), Dan Duncan LLC, a Texas limited liability Company (“DD LLC”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”), Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”), Enterprise Products GP, LLC, a Delaware limited liability company (“EPD GP”), Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”), Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”) and Enterprise Products Operating LLC, a Texas limited liability company (“EPO”). Dan Duncan, DD Securities, DD LLC, EPE GP, EPE, EPD GP, EPD, OLPGP and EPO are collectively referred to herein as the “Reporting Persons.”
     Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of DEP Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). Also, Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of EPE. EPE is the sole member of EPD GP. The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal functions are to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in EPD, equity interests in EPE and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE owns 100% of the equity interests in EPD GP. EPE has no independent operations, and its principal functions are to directly hold: (1) a 100% membership interest in EPD GP and 13,454,498 Common Units of EPD; (2) a 100% membership interest in TEPPCO Partners, L.P. (“TEPPCO”) and 4,400,000 TEPPCO Common Units; and (3) a non-controlling membership interest in the general partner of Energy Transfer Equity, L.P. (“ETE”) and approximately 39 million ETE Common Units. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD GP owns a 2.0% general partner interest in EPD. EPD GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD’s principal business includes natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; and offshore production platform services. EPD’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPO is an indirect wholly owned subsidiary of EPD. EPO has no independent operations, and its principal functions are to act as an operating subsidiary of EPD and directly hold equity interests in the Issuer. EPO’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of OLPGP and the managers and executive officers of DD Securities and DD LLC (collectively, the “Listed Persons”).
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Schedule 13D is amended by adding the following paragraph:

     During August of 2007, DD LLC purchased 103,100 Common Units on the open market at an average price of $22.75 per Common Unit. The source of funds used to purchase the 103,100 Common Units was cash on hand and borrowings under DD LLC’s margin brokerage account with Lehman Brothers Inc. Subsequently, the Common Units were contributed to DD LLC’s wholly-owned subsidiary, DD Securities, and DD LLC distributed 100% of the limited liability company interests in DD Securities to Mr. Duncan. Simultaneous with this contribution of Common Units and distribution of LLC interests, the Common Units held with Lehman Brothers Inc. were transferred to a margin brokerage account with Morgan Stanley & Co.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is amended by adding the following paragraph:
     The purpose of DD LLC’s acquisition of Common Units was to hold such Common Units for investment purposes. DD Securities holds these Common Units for investment purposes.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Original Schedule 13D is amended to read in its entirety as follows:
     After giving effect to the transactions and distributions on February 5, 2007 and during August of 2007 described above:
     (a) EPO holds directly 5,351,571 Common Units, representing approximately 26.4% of the outstanding Common Units of the Issuer.
     OLPGP holds no Common Units directly but it is the sole manager of EPO. Accordingly, OLPGP has an indirect beneficial ownership in the 5,351,571 Common Units owned by EPO.
     EPD holds no Common Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPO.
     EPD GP holds no Common Units directly, but is the 2.0% general partner of EPD, and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPO.
     EPE holds no Common Units directly, but is the sole member of EPD GP and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPO.
     EPE GP holds no Common Units directly, but is the 0.01% general partner of EPE and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPO.
     DD LLC holds no Common Units directly, but is the sole member of EPE GP and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPO.
     DD Securities holds directly 103,100 Common Units, representing approximately 0.5% of the outstanding Common Units of the Issuer.
     Dan Duncan holds no Common Units directly, but is the sole member of DD LLC and DD Securities and as such has an indirect beneficial ownership in the 5,351,571 Common Units owned directly by EPO and the 103,100 Common Units owned directly by DD Securities.
     (b) As set forth herein, EPO has voting and dispositive power over the 5,351,571 Common Units it directly owns.

     As set forth herein, OLPGP, as sole manager of EPO, has sole voting and dispositive power over the 5,351,571 Common Units owned directly by EPO.
     As set forth herein, EPD, as the sole stockholder of OLPGP, has sole voting and dispositive power over the 5,351,571 Common Units owned directly by EPO.
     As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 5,351,571 Common Units owned directly by EPO.
     As set forth herein, EPE, as sole member of EPD GP, has shared voting and dispositive power over the 5,351,571 Common Units owned directly by EPO.
     As set forth herein, EPE GP, as general partner of EPE, has shared voting and dispositive power over the 5,351,571 Common Units owned directly by EPO.
     As set forth herein, DD LLC, as sole member of EPE GP, has shared voting and dispositive power over the 5,351,571 Common Units owned directly by EPO.
     As set forth herein, DD Securities has voting and dispositive power over the 103,100 Common Units it directly owns.
     As set forth herein, Dan Duncan, as sole member of DD LLC and DD Securities, has shared voting and dispositive power over the 5,351,571 Common Units owned directly by EPO and the 103,100 Common Units owned directly by DD Securities.
     (c) Except as otherwise set forth herein, none of the Reporting Persons or, to the Reporting Person’s knowledge, the Listed Persons has effected any transactions in Common Units in the past 60 days.
     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units being reported on this Schedule 13D/A.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is amended by adding the following paragraph:
     The 103,100 Common Units owned by DD Securities are held in a Morgan Stanley & Co. margin brokerage account.
Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Exhibit
99.1
Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P., dated effective as of February 5, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 5, 2007).

99.2
First Amendment to Amended and Restated Partnership Agreement of Duncan Energy Partners L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed January 3, 2008).

99.3	Second Amended and Restated Limited Liability Company Agreement of DEP Holdings, LLC, dated

May 3, 2007. (incorporated by reference to Exhibit 3.4 to Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007).

99.4*	Joint Filing Agreement among the Reporting Persons dated February 29, 2008.
 * — Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008	/s/ Dan L. Duncan
Dan L. Duncan

Dated: February 29, 2008	DAN DUNCAN LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President and Manager

Dated: February 29, 2008	DD SECURITIES LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President and Manager

Dated: February 29, 2008	ENTERPRISE PRODUCTS OPERATING LLC By: Enterprise Products OLPGP, Inc., its sole manager
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	ENTERPRISE PRODUCTS OLPGP, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	ENTERPRISE PRODUCTS PARTNERS L.P. By: Enterprise Products GP, LLC, its general partner
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	ENTERPRISE PRODUCTS GP, LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	EPE HOLDINGS, LLC, its General Partner
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	ENTERPRISE GP HOLDINGS L.P. By: EPE HOLDINGS, LLC, its General Partner
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS OLPGP, INC.
     Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation
Dan L. Duncan	Chairman and Director;

Chairman of Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC and President, Chief Executive Officer and Manager of both Dan Duncan LLC and DD Securities LLC

Michael A. Creel	President, Chief Executive Officer and Director;

President and Chief Executive Officer of Enterprise Products GP, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer and Manager of both Dan Duncan LLC and DD Securities LLC

President and Chief Executive Officer of DEP Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director;

Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC and DEP Holdings, LLC and EPE Holdings, LLC and Executive Vice President, Chief Financial Officer, Treasurer and Manager of both Dan Duncan LLC and DD Securities LLC

James H. Lytal	Executive Vice President;
Executive Vice President of Enterprise Products GP, LLC

A. J. Teague	Executive Vice President;

Executive Vice President of Enterprise Products GP, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President, Chief Executive Officer and Manager;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC and President, Chief Executive Officer and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer and Manager of DD Securities LLC and President and Chief Executive Officer of DEP Holdings, LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President and Chief Executive Officer of EPE Holdings, LLC and Executive Vice President and Manager of DD Securities LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Treasurer and Manager;

Executive Vice President, Chief Financial Officer and Treasurer of EPE Holdings, LLC, Enterprise Products GP, LLC and DEP Holdings, LLC and Executive Vice President, Chief Financial Officer and Treasurer and Manager of DD Securities LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC (“DD Securities”). Set forth below is the name, current business address, citizenship, position with DD Securities and the present principal occupation or employment of each manager and executive officer of DD Securities. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities; Other Present Principal Occupation
Dan L. Duncan	President, Chief Executive Officer and Manager;

Chairman and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and DEP Holdings, LLC and President, Chief Executive Officer and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of Enterprise Products GP, LLC and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC and President and Chief Executive Officer of DEP Holdings, LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President and Chief Executive Officer of EPE Holdings, LLC and Executive Vice President and Manager of Dan Duncan LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Treasurer and Manager;

Executive Vice President, Chief Financial Officer and Treasurer of EPE Holdings, LLC, Enterprise Products GP, LLC and DEP Holdings, LLC and Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC